SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number 1-82
PHELPS DODGE EMPLOYEE SAVINGS PLAN
PHELPS DODGE CORPORATION
One North Central Avenue
Phoenix, Arizona 85004

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

PHELPS DODGE EMPLOYEE SAVINGS PLAN

Date: June 29, 2006	By:	/s/Nancy F. Mailhot

Nancy F. Mailhot, Chairman
Benefits Administration Committee

Phelps Dodge Employee Savings Plan
Index
December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm
To the Benefits Administration Committee and Participants
of the Phelps Dodge Employee Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Phelps Dodge Employee Savings Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Benefits Administration Committee (the “Committee”). Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/PricewaterhouseCoopers LLP
Phoenix, Arizona
June 29, 2006

Phelps Dodge Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004
(in thousands)

	2005	2004
Assets
Investments at fair value:
Interest in the Master Trust	$542,677	474,517
Investments	158,404	140,456

Total investments	701,081	614,973

Receivables:
Participant contributions receivable	958	980
Employer contributions receivable	1,089	960
Employer profit sharing contribution receivable	18,857	17,826

Total receivables	20,904	19,766

Net assets available for benefits	$721,985	634,739

The accompanying notes are an integral part of these financial statements.

Phelps Dodge Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2005
(in thousands)

Additions to net assets attributed to:
Investment income:
Plan interest in Master Trust investment income
Master Trust investment income	$34,912
Investment expenses	(397)

Plan interest in Master Trust investment income	34,515

Net appreciation in fair value of investments:
Common stocks	35,193
Mutual funds	1,272

Net appreciation in fair value of investments	36,465

Dividends and interest	6,345

Net investment income	77,325

Contributions:
Participant contributions	31,621
Employer matching contributions	13,330
Employer profit sharing contribution	18,857

Total contributions	63,808

Total additions, net	141,133

Deductions from net assets attributed to:
Distributions to participants and beneficiaries	53,880
Administrative expenses	7

Total deductions	53,887

Increase in net assets	87,246
Net assets available for benefits at December 31, 2004	634,739

Net assets available for benefits at December 31, 2005	$721,985

The accompanying notes are an integral part of these financial statements.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

1.	Description of Plan

General
The Phelps Dodge Employee Savings Plan (the Plan) is a defined contribution plan established for the benefit of eligible employees (the Participants) of Phelps Dodge Corporation (the Corporation) and its participating subsidiaries, affiliates and locations. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). A brief description of the Plan is included in the following paragraphs. Participants should refer to the Plan document for a complete description of Plan provisions.

Administration
The Plan is sponsored by the Corporation and administered by the Corporation’s Benefits Administration Committee (the Committee) composed of seven employees of the Corporation who are appointed by the Corporation’s Board of Directors.

Effective April 1, 2005, an Investment Committee was established to designate and monitor the investment vehicles available under the Plan. The Investment Committee is composed of six employees of the Corporation, as described by the Plan document.

Effective October 1, 2004, the Corporation entered into the Master Trust Agreement for the Phelps Dodge Employee Savings Plan (the Master Trust) with JPMorgan Chase Bank to serve as the funding vehicle for the Plan. Prior to October 1, 2004, all Plan assets were held in a trust (the PD Plan Trust) pursuant to a trust agreement by and between the Corporation and JPMorgan Chase Bank. On October 1, 2004, the common/collective funds, mutual funds and the Plan’s benefit-responsive guaranteed investment contracts (GICs) were transferred from the PD Plan Trust to the Master Trust. The Master Trust is administered by JPMorgan Chase Bank (the Trustee). JPMorgan Retirement Plan Services LLC serves as the Recordkeeper of the Plan.

Brokerage commissions, taxes and other expenses incurred in connection with the purchase and sale of securities or other property for a fund are paid by such fund. All other fees and expenses of plan administration are paid by the Master Trust (PD Plan Trust prior to October 1, 2004) unless the Corporation elects, in its sole discretion, to pay those expenses directly. The investment expenses of the Master Trust primarily relate to the administration of the Master Trust’s GICs.

Contributions
All Participants are eligible to make pretax deferral contributions (Pretax Contributions), subject to certain limitations, equal to a whole percentage from 1 percent to 100 percent of their eligible earnings. Participants who have attained age 50 before the end of the applicable year may be eligible to make additional Pretax Contributions up to the annual catch-up limit, which may be eligible for a matching contribution from the Corporation (Company Matching Contribution). After-tax contributions are not permitted. The Company Matching Contribution is equal to 100 percent of the Participant’s Pretax Contributions that do not exceed 3 percent of the Participant’s eligible earnings and an additional 50 percent of the Pretax Contributions that do not exceed the next 2 percent of the Participant’s eligible earnings. Participants are eligible to make Pretax Contributions to the Plan immediately upon their hire date, and those Pretax Contributions are eligible for the Company Matching Contribution. All contributions are invested in one or more of the investment vehicles available within the Plan as directed by Participants. Participants are always fully vested in their total account balances.

A profit sharing contribution, as defined by the Plan document, for eligible employees may be made by the Corporation (Company Profit Sharing Contribution). Eligible employees generally are those Participants employed in a salaried job classification, who have a year of service (1,000 hours of service) and who are employed on the last day of the Plan year. However, if Participants retired, died or became disabled during the year, those Participants are still eligible to receive this contribution. A profit sharing contribution of $18,857,000 was made for 2005 and paid to the Master Trust in 2006. The profit sharing contribution is allocated to each participant based on the percentage of the participant’s eligible profit sharing earnings to the aggregate eligible profit sharing earnings for all participants.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

1.	Description of Plan (Continued)

Investments
Participants may direct the investment of their account balances in a variety of investment vehicles comprised of common stocks, mutual funds, common/collective funds and GICs. The Plan is intended to comply with Section 404(c) of ERISA.

Distributions
Participants’ interests in the Plan become distributable upon severance from employment with the Corporation, upon attaining age 59 1/2 (with certain limitations) or to their beneficiaries in the event of their death. The distribution may be made in a single lump sum or a series of substantially equal annual, quarterly or monthly cash installments beginning no earlier than age 55 and continuing over a period not to exceed 10 years, at the election of the Participant or beneficiary. Certain preserved benefits transferred from a merged plan into this Plan may be distributed to married participants in the form of a qualified contingent annuity. Cash distributions are based upon the underlying closing price for all investments, except for the common stocks mentioned below. Distributions of investments in Phelps Dodge Common Stock, Occidental Petroleum Stock or BP Amoco Stock are based upon the actual price at which the stock is liquidated in the market three days prior to distribution. Distributions of investments in Phelps Dodge Common Stock, Occidental Petroleum Common Stock and BP Amoco Common Stock may also be made in shares.

After-tax contributions were permitted in certain plans that transferred assets into the Plan in prior years. Participants may withdraw such after-tax contributions and earnings thereon at any time. The Plan also provides, with certain limitations, for hardship withdrawals of Pretax Contributions (excluding earnings), Rollover Contributions and Company Profit Sharing Contributions. Hardship withdrawals are not granted unless other financial resources are not reasonably available, including after-tax savings or a loan from the Plan. Rollover Contributions maybe withdrawn at anytime. Company Profit Sharing Contributions maybe withdrawn once a Participant has 5 years of service. All withdrawals and distributions are made in accordance with rules outlined in the Plan document.

Loans
Participants may borrow from their account balances as provided in the Plan. Loans are repayable over a maximum of 5 years with the exception of loans for the purchase of a primary residence that may extend to 15 years. The maximum loan amount is equal to $50,000 minus the Participant’s highest outstanding loan balance during the past 12 months, limited to 50 percent of the Participant’s vested account balance. Loans bear interest at the prime rate as quoted by the Plan’s Trustee plus 2 percent. The prime rate at December 31, 2005, was 7.25 percent.

Loans are repaid by payroll deductions and interest is credited to the Participant’s accounts. Loans are generally secured by the Participant’s account balance.

Plan Termination
The Plan may be amended or terminated at any time by the Corporation. No such action may cause any portion of the Plan assets to revert to the Corporation or to be used or diverted for any purpose other than for the exclusive benefit of Participants or their beneficiaries.

2.	Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Plan investments, other than GICs, are presented at fair value. The fair values of common stock, mutual funds and common/collective fund shares are based upon the closing market price, net asset value and net unit value, respectively, on the valuation date. GICs within the Master Trust are recorded at contract value and are based upon the respective face values plus accrued interest on the valuation date because they are fully benefit responsive. Participant loans are valued at their outstanding balance, which approximates fair value.

Security transactions are recorded on a trade-date basis. Expenses paid by the Plan in connection with such transactions include brokerage commissions and taxes that are included in the cost of securities purchased and deducted from the proceeds of securities sold. Net appreciation (depreciation) in the fair value of the Plan’s investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments. Dividend income is recognized on the ex-dividend date. Interest income is recognized as earned. Employer and Participant contributions are recognized on the accrual basis.

Risks and Uncertainties
Investments held by the Plan are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term would materially affect Participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits Benefits are recorded when paid.

3.	The Master Trust

The Master Trust refers to the Master Trust agreement with JPMorgan Chase Bank, which was effective on October 1, 2004. The Plan’s interest in the Master Trust represents the Plan’s investments in U.S. government securities, common/collective funds, mutual funds and GICs.

The Master Trust holds investments for the Plan as well as for two other employee savings plans of the Corporation’s subsidiaries. At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Master Trust was 98.288 percent and 98.137 percent, respectively. The records for each of the plans are maintained by the Trustee based on the individual plan participant’s investment balances. Investment income (loss) is allocated to each Participant’s account on a daily basis through a valuation performed by the Recordkeeper. Administrative expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

3.	The Master Trust (Continued)

The net assets available for benefits of the Master Trust at December 31, 2005, were as follows (in thousands):

Mutual funds	$294,146
Common/collective funds	257,842
U.S. government securities	143

Net assets available for benefits	$552,131

Net appreciation (depreciation), and dividends and interest income of the Master Trust for the year ended December 31, 2005, were as follows (in thousands):

Investment income:
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$18,769
Common/collective funds	(430)
Dividends and interest	17,202

Net investment income	$35,541

Certain of the Master Trust’s investments include GICs that are carried at contract value. The GICs are credited with earnings on the underlying investments and charged for Participant withdrawals and administration expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract value of the GICs within the respective common/collective funds as of December 31 was as follows:

	2005	2004
	(in thousands)

JPMorgan Interest Income Fund	$108,223	93,151
JPMorgan Moderate Investment Portfolio Fund	34,109	29,434
JPMorgan Conservative Investment Portfolio Fund	12,717	10,350
JPMorgan Aggressive Investment Portfolio Fund	12,618	10,916

	$167,667	143,851

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

3.	The Master Trust (Continued)

A reconciliation of the fair market value of investments in these contracts and the related contract value as reflected in the net assets available for benefits in the Master Trust was as follows:

	December 31,
	2005	2004
	(in thousands)

Fair market value of investments	$166,124	146,800
Synthetic wrapper value	1,543	(2,949)

Carrying value (contract value)	$167,667	143,851

There were no reserves against contract value for credit risk of the contract issuers or otherwise at December 31, 2005 or 2004. During the first nine months of 2004, the GICs were held by the PD Plan Trust, which were transferred to the Master Trust effective October 1, 2004. The average yield was approximately 5.59 percent and 5.35 percent for 2005 and 2004, respectively. The crediting interest rates as of December 31, 2005 and 2004, were 5.65 percent and 5.43 percent, respectively. The crediting interest rates are based on a formula agreed upon by the issuers, but cannot be less than zero. Such interest rates are reviewed on a quarterly basis for resetting.

4.	Investments

The following table presents investments that represent five percent or more of the Plan’s net assets at December 31:

	2005	2004
	(in thousands)

JPMorgan Interest Income Fund	$110,896	95,689
Phelps Dodge Common Stock Fund *	$98,413	84,744
JPMorgan Moderate Investment Portfolio Fund	$81,999	71,285
American Century Equity Growth Fund	$75,131	68,915
American Century Income and Growth Fund	$61,254	57,781
JPMorgan Aggressive Investment Portfolio Fund	$60,544	53,078
T. Rowe Price Small Cap Stock Fund	$46,671	40,644
JPMorgan Enhanced Index Fund	$45,335	43,574
American Century Europacific Growth Fund	$40,133	26,720	**

*	Phelps Dodge Common Stock Fund is not held by the Master Trust

**	Amount is less than five percent of the Plan’s net assets

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

5.	Related Party Transactions

The Trustee invests in the Corporation’s common stock in accordance with the provisions of the Plan. The following is a summary of transactions in the Corporation’s common stock during 2005 (in thousands):

Cost of shares purchased	$42,166
Number of shares purchased	402

Proceeds from shares sold	$62,136
Number of shares sold	552

Value of shares distributed	$1,235
Number of shares distributed	22

Dividend income received	$4,477
Certain Plan investments are shares of mutual funds and common/collective trusts managed by American Century Investments and JPMorgan Asset Management while an affiliated company, JPMorgan Retirement Plan Services LLC, is the Recordkeeper as defined by the Plan. Therefore, these transactions qualify as party-in-interest.

6.	Tax Status

The Plan received a determination letter from the Internal Revenue Service (IRS) dated October 16, 2002, which states that the Plan met the requirements of Section 401(a) of the Internal Revenue Code and that the earnings of the trust are exempt from taxation under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter; however, the Committee and its legal counsel believe that the Plan, as amended and as operated, continues to satisfy IRS requirements for tax exemption.

7.	Subsequent Events

On March 16, 2006, the Corporation completed the sale of Columbian Chemicals Company to a company owned jointly by One Equity Partners, a private equity affiliate of JPMorgan Chase & Co., and South Korean-based DC Chemical Co. Ltd. Accordingly, the Master Trust agreement was amended to withdraw the Columbian Chemicals Company Hourly Employee Savings Plan (CCC Plan), effective February 9, 2006, from the Master Trust. Subsequently on February 9, 2006, the beneficial interest of the CCC Plan (approximately $10 million) was transferred from the Master Trust.

On June 26, 2006, the Corporation, Inco Limited and Falconbridge Limited announced they had agreed to combine their companies and create a North American-based mining company. At this time, it appears that the impact of this combination on the Plan will be minimal.

Phelps Dodge Employee Savings Plan	Supplemental Information

Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2005

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value
	CASH AND SHORT-TERM INVESTMENTS:
	CASH	—			$182,992
	EUROBANK N.A. 5.75%	15,000			14,190
	FEDERATED SHORT-TERM U.S. GOVERNMENT SECURITIES	3			3
	FIRSTBANK PR N.A. 3.9%	95,000			94,833
*	JPMORGAN CHASE MONEY MARKET	60,053			60,053
	SCHWAB MONEY MARKET FUND	87,196			87,196
	SCHWAB U.S. TREASURY MONEY FUND	3,597,604			3,597,604
	SCHWAB VALUE ADVANTAGE MONEY FUND	179,991			179,991
	WESTERNBANK PR N.A. 3.9%	48,000			47,915

	TOTAL CASH AND SHORT-TERM INVESTMENTS				4,264,777

	U.S. GOVERNMENT SECURITIES:
	U.S. TREASURY NOTES 5.625%	1,000			1,027

	CORPORATE DEBT:
	FORD MOTOR CREDIT COMPANY 4.7%	10,000			9,863
	GENERAL MOTORS ACCEPTANCE CORP 5.2%	10,000			8,924
	GENERAL MOTORS ACCEPTANCE CORP 5%	10,000			8,779

	TOTAL CORPORATE DEBT				27,566

	COMMON STOCKS:
	1-800-FLOWERS.COM INC	1,600	shares		10,272
	3COM CORPORATION	2,279	shares		8,204
	3M COMPANY	224	shares		17,360
	4 KIDS ENTERTAINMENT INC	500	shares		7,845
	8X8 INC	3,600	shares		6,660
	ADC TELECOMMUNICATIONS	431	shares		9,620
	AES CORPORATION	500	shares		7,915
	AM COMMUNICATIONS INC	2,000	shares		2
	AMF BOWLING INC	800	shares		—
	AT&T INC	631	shares		15,459
	ATI TECHNOLOGIES	450	shares		7,646
	ABRAXAS PETROLEUM CORPORATION	3,000	shares		15,840
	ACE*COMM CORPORATION	100	shares		314
	ADOBE SYSTEMS INC	1,046	shares		38,669
	ADVANCED MICRO DEVICES	44	shares		1,346
	ADVANCED OPTICS ELECTRONICS INC	250,000	shares		75
	ADVANCED SEMICONDUCTOR ENGINEERING INC	1,300	shares		5,837
	ADVANCED VIRAL RESEARCH	11,150	shares		781

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2005

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value
	AEROFLEX INC	1,000	shares		10,750
	AFFILIATED COMPUTER SERVICES	20	shares		1,184
	AGERE SYSTEMS INC	336	shares		4,334
	AIXTRON AKTIENGESELLSCHAFT	4,530	shares		14,451
	ALASKA COMMUNICATIONS SYSTEMS GROUP INC	300	shares		3,048
	ALCOA INC	982	shares		29,052
	ALLEGHENY ENERGY INC	200	shares		6,330
	ALLIED WASTE INDUSTRIES INC	1,000	shares		8,740
	ALLIXON CORPORATION	20	shares		—
	ALTRIA GROUP INC	25	shares		1,881
	ALUMINUM CORPORATION CHINA	50	shares		3,817
	ALVARION LTD	1,000	shares		8,720
	AMAZON.COM INC	505	shares		23,811
	AMEREN CORPORATION	303	shares		15,551
	AMERICA MOVIL S.A. de C.V.	100	shares		2,926
	AMERICAN AIRCARRIERS SUPPORT	320	shares		—
	AMERICAN EAGLE OUTFITTERS INC	208	shares		4,780
	AMERICAN ENERGY PRODUCTION	10,000	shares		490
	AMERICAN EXPRESS COMPANY	100	shares		5,146
	AMERICAN GOLDFIELDS INC	950	shares		1,093
	AMERICAN INTERNATIONAL GROUP	302	shares		20,601
	AMERICAN RETIREMENT CORPORATION	118	shares		2,965
	AMERICAN SOFTWARE CLASS A	500	shares		3,269
	AMERICAN TOWER CORPORATION CLASS A	140	shares		3,794
	AMERICHIP INTERNATIONAL INC	3,000	shares		89
	AMERIGROUP CORPORATION	30	shares		584
	AMERIPRISE FINANCIAL INC	20	shares		820
	AMERIS BANCORP	617	shares		12,242
	AMGEN INCORPORATED	709	shares		55,912
	AMIGULA INC	11,000	shares		660
	AMPHENOL CORPORATION CLASS A	45	shares		1,992
	ANADIGICS INC	900	shares		5,400
	ANGIODYNAMICS INC	900	shares		22,977
	ANGLO AMERICAN PLC	795	shares		27,650
	ANGLO PLATINUM LTD	100	shares		7,205
	ANGLOGOLD ASHANTI	300	shares		14,799
	ANHEUSER BUSCH COMPANY INC	306	shares		13,164
	ANNALY MORTGAGE MANAGEMENT INC	150	shares		1,641
	ANSWERS CORPORATION	1,310	shares		15,039
	ANTIGENICS INC	300	shares		1,428
	APACHE CORPORATION	50	shares		3,426
	APOLLO GOLD CORPORATION	2,500	shares		600
	APPLE COMPUTER INC	69	shares		4,960

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2005

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value
	APPLIED MICRO CIRCUITS	20,500	shares		52,685
	AQUANTIVE INC	107	shares		2,701
	ARADIGM CORPORATION	270	shares		197
	ARCADIA RESOURCES	350	shares		889
	ARCH COAL INC	100	shares		7,950
	ARETE INDUSTRIES INC	10,000	shares		32
	ARIBA INC	931	shares		6,843
	ASTRALIS LTD	3,000	shares		66
	ATHEROGENICS INC	500	shares		10,005
	ATMEL CORPORATION	600	shares		1,854
	AU OPTRONICS CORPORATION	2,897	shares		43,484
	AUDIOVOX CORPORATION CLASS A	150	shares		2,079
	AURIZON MINES LTD	400	shares		604
	AUTODESK INC	200	shares		8,586
	AUTOIMMUNE INC	1,000	shares		920
	AVAYA INC	41	shares		437
	AVICI SYSTEM INC	7	shares		27
	AVID TECHNOLOGY	8	shares		438
	AVITAR INC	400	shares		4
	BG GROUP PLC	100	shares		4,973
	BHP BILLITON LTD	300	shares		10,026
	BP PLC	620	shares		39,816
	BP AMOCO STOCK	21,226	shares		1,363,155
	BP PRUDHOE BAY ROYALTY TRUST	75	shares		4,995
	BANCO BRADESCO	152	shares		4,431
	BANK OF AMERICA CORPORATION	402	shares		18,557
	BARNABUS ENERGY INC	500	shares		825
	BARRICK GOLD CORPORATION	400	shares		11,148
	BEACON POWER CORPORATION	2,000	shares		3,620
	BED BATH & BEYOND INC	200	shares		7,230
	BELL MICROPRODUCTS INC	1,000	shares		7,650
	BENGUET CORPORATION CLASS B	1,000	shares		450
	BERKSHIRE HATHAWAY CLASS B	8	shares		23,484
	BEST BUY INC	68	shares		2,962
	BICO INC	9,000	shares		1
	BINDVIEW DEVELOPMENT CORPORATION	200	shares		796
	BIO ONE CORPORATION	10,000	shares		66
	BIO SOLUTIONS MANUFACTURING	80	shares		30
	BIOGEN IDEC INC	400	shares		18,112
	BIOSTEM INC	44	shares		128
	BLOCKBUSTER INC CLASS A	1,925	shares		7,219
	BLUE NILE INC	200	shares		8,062
	BOEING COMPANY	285	shares		20,050

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2005

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value
	BOMBARDIER INC CLASS B	200	shares		473
	BOTTOMLINE HOME LOAN INC	50	shares		—
	BRIGHAM EXPLORATION COMPANY	400	shares		4,744
	BRISTOL-MYERS SQUIBB COMPANY	141	shares		3,231
	BROCADE COMMUNICATIONS SYSTEMS INC	200	shares		814
	BURLINGTON NORTHERN SANTA FE CORP	300	shares		21,246
	CMGI INC	2,080	shares		3,139
	CMKM DIAMONDS INC	32,310,493	shares		3,231
	CNS INC	150	shares		3,287
	CALGON CARBON CORPORATION	100	shares		571
	CALIPER LIFE SCIENCES	30	shares		176
	CALPINE CORPORATION	5,100	shares		1,061
	CAMBIOR INC	1,000	shares		2,790
	CAMECO CORPORATION	150	shares		9,509
	CANADIAN NATIONAL RAILWAY COMPANY	200	shares		15,998
	CANADIAN NATURAL RESOURCES	200	shares		9,924
	CAPITAL SENIOR LIVING CORPORATION	292	shares		3,019
	CAPSTONE TURBINE CORPORATION	2,700	shares		8,073
	CARDIAC SCIENCE CORPORATION	111	shares		1,005
	CARDIOTECH INTERNATIONAL INC	600	shares		1,380
	CATERPILLAR INC	357	shares		20,643
	CDEX INC CLASS A	44	shares		40
	CELL THERAPEUTICS INC	500	shares		1,090
	CEMEX S.A. de C.V.	36	shares		2,136
	CENTRAL WIRELESS INC	5,000	shares		1
	CENVEO INC	219	shares		2,882
	CERADYNE INC	100	shares		4,380
	CHARTER COMMUNICATIONS	2,120	shares		2,586
	CHECK POINT SOFTWARE TECHNOLOGIES LTD	175	shares		3,511
	CHESAPEAKE ENERGY CORPORATION	1,463	shares		46,421
	CHEVRON CORPORATION	2,380	shares		135,112
	CHICO’S FAS INC	620	shares		27,237
	CHINA MOBILE HONG KONG	150	shares		3,606
	CHINA MOBILITY SOLUTIONS	3,000	shares		990
	CHINA RESOURCES GROUP LTD	2,000	shares		440
	CHINA UNICOM LTD	150	shares		1,227
	CHINA WIRELESS COMMUNICATIONS	200	shares		4
	CHIPMOS TECHNOLOGIES BERMUDA	1,700	shares		9,860
	CIENA CORPORATION	2,695	shares		8,004
	CIPHERPASS CORPORATION	25	shares		30
	CIRCUIT CITY STORES INC	51	shares		1,158
	CISCO SYSTEM INC	14,147	shares		242,197
	CITIGROUP INC	1,096	shares		53,178

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2005

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value
	CITRIX SYSTEMS	200	shares		5,746
	CITY CAPITAL CORPORATION	20	shares		3
	CLAREMONT TECHNOLOGIES	625	shares		7
	CLARENT CORPORATION	500	shares		10
	CLEARANT INC	5,000	shares		10,600
	CLINICAL DATA INC	31	shares		543
	COCA COLA COMPANY	139	shares		5,620
	COEUR D’ALENE MINES CORPORATION	2,150	shares		8,600
	COHERENT INC	50	shares		1,484
	COLGATE PALMOLIVE COMPANY	26	shares		1,401
	COLUMBIA SPORTSWEAR COMPANY	100	shares		4,773
	COMCAST CORPORATION CLASS A	765	shares		19,829
	CONAGRA FOODS INC	2,025	shares		41,076
	CONCURRENT COMPUTER CORPORATION	2,000	shares		3,780
	CONEXANT SYSTEMS INC	1,333	shares		3,013
	CONOCO PHILLIPS	786	shares		45,711
	CONSOLIDATED ENERGY INC	800	shares		1,520
	CONSUMER DIRECT OF AMERICA	30	shares		2
	CORNING INC	519	shares		10,204
	COSTCO WHOLESALE CORPORATION	356	shares		17,605
	COUNTRYWIDE FINANCIAL CORPORATION	205	shares		7,006
	CRYOLIFE INC	285	shares		952
	CRYSTALLEX INTERNATIONAL CORPORATION	1,875	shares		4,050
	CUMBERLAND RESOURCES LTD	2,500	shares		5,525
	CYBERLUX CORPORATION	2,100	shares		168
	CYGNUS INC ESCROW	10,000	shares		—
	CYTOGENIX INC	2,000	shares		2,260
	CYTRX CORPORATION	4,000	shares		4,120
	DC BRANDS INTERNATIONAL INC	2,368	shares		231
	DHB INDUSTRIES INC	400	shares		1,788
	DRDGOLD LTD	5,000	shares		7,200
	DRS TECHNOLOGIES INC	20	shares		1,028
	DST SYSTEMS	33	shares		1,977
	DECORIZE INC	400	shares		212
	DEEP FIELD TECHNOLOGIES INC	228	shares		9
	DEERE & COMPANY	70	shares		4,768
	DELL INC	150	shares		4,493
	DELPHI AUTOMOTIVE SYSTEMS	7,000	shares		2,037
	DELTA AIR LINES INC	4,694	shares		3,521
	DELTA OIL & GAS INC	500	shares		515
	DENDREON CORPORATION	350	shares		1,897
	DESWELL INDUSTRIES INC	112	shares		1,205
	DETOUR MEDIA GROUP INC	1,000	shares		—

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2005

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value
	DIATOM CORPORATION	200	shares		32
	DICUT INC	5,000	shares		1
	DIGENE CORPORATION	2,763	shares		80,597
	DIGITAL LIGHTWAVE INC	20	shares		4
	DIOMED HOLDINGS INC	1,000	shares		2,030
	DIPPY FOODS INC	2,000	shares		—
	DIRECTV GROUP INC	500	shares		7,060
	DISCOVERY HOLDING	2	shares		30
	DISNEY WALT HOLDING COMPANY	212	shares		5,080
	DIVINE INC CLASS A	20,328	shares		12
	DOLL TECHNOLOGY GROUP	1,000	shares		170
	DONALDSON COMPANY INC	40	shares		1,272
	DOW CHEMICAL COMPANY	100	shares		4,382
	DRESS BARN INC	55	shares		2,124
	DRIL-QUIP INC	52	shares		2,454
	DSL.NET INC	2,500	shares		100
	DUKE ENERGY CORPORATION	175	shares		4,806
	DYNASIL CORPORATION OF AMERICA	2,000	shares		1,720
	DYNATRONICS CORPORATION	6,000	shares		8,640
	DYNEGY INC CLASS A	550	shares		2,662
	EDO CORPORATION	70	shares		1,894
	EMC CORPORATION	2,503	shares		34,091
	ER URGENT CARE HOLDINGS INC	1,000	shares		116
	EV3 INC	700	shares		10,318
	EARTHSHELL CORPORATION	6,000	shares		12,000
	EATON VANCE CORPORATION NON-VOTING	606	shares		16,583
	EBAY INC	260	shares		11,237
	EDEN ENERGY CORPORATION	500	shares		1,025
	EDWARDS LIFESCIENCES CORPORATION	500	shares		20,805
	EFOTOXPRESS INC	1,000	shares		—
	EL PASO CORPORATION	100	shares		1,216
	ELAN CORPORATION PLC	1,100	shares		15,323
	ELDORADO GOLD CORPORATION	3,170	shares		15,533
	ELECTRIC CITY CORPORATION	1,000	shares		600
	ELECTRONIC DATA SYSTEMS CORPORATION	209	shares		5,023
	ELECTRONICS FOR IMAGING	200	shares		5,322
	EMAGIN CORPORATION	10,000	shares		5,700
	EMBRAER EMPRESA BRAZIL	500	shares		19,550
	EMULEX CORPORATION	50	shares		990
	ENCANA CORPORATION	300	shares		13,548
	ENCORE WIRE CORPORATION	126	shares		2,868
	ENDOVASC LIMITED INC	2,125	shares		64
	ENDOVASC LIMITED INC (RESTRICTED)	21,500	shares		456

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2005

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	value
	ENERGEN CORPORATION	100 shares		3,632
	ENERGY CONVERSION DEVICES INC	500 shares		20,375
	ENNIS BUSINESS FORMS INC	150 shares		2,726
	ENPRO INDUSTRIES INC	139 shares		3,746
	ENRON CORPORATION	5,470 shares		—
	ENSCO INTERNATIONAL INC	200 shares		8,870
	ENTERRA ENERGY CORPORATION	400 shares		6,580
	ENVIRO-ENERGY CORPORATION	55,800 shares		22
	ENVIRONMENTAL TECHNOLOGIES INTERNATIONAL	5,000 shares		205
	ERICSSON L.M. TELEPHONE COMPANY CLASS B	45 shares		1,548
	ESPIRE COMMUNICATIONS INC	19,500 shares		10
	E-TRADE FINANCIAL CORPORATION	200 shares		4,172
	EUROTECH LTD	1,500 shares		15
	EVOLVE ONE INC	624 shares		29
	EVOLVING SYSTEM INC	5,987 shares		12,633
	EXXON MOBIL CORPORATION	2,105 shares		118,235
	EZENIA INC	299,045 shares		720,698
	FAMOUS DAVES OF AMERICA INC	160 shares		1,803
	FANNIE MAE	130 shares		6,345
	FEDERAL-MOGUL CORPORATION	100 shares		36
	FEDEX CORPORATION	40 shares		4,136
	FIELDPOINT PETE CORPORATION	344 shares		2,370
	FINOVA GROUP INC	7 shares		—
	FIRST FINANCIAL BANCORP OHIO	200 shares		3,504
	FIRST HORIZON NATIONAL CORPORATION	219 shares		8,425
	FLIGHT SAFETY TECHNOLOGIES INC	1,368 shares		3,393
	FONIX CORPORATION	50 shares		1
	FORD MOTOR COMPANY	821 shares		6,339
	FOREST LABS INC	204 shares		8,299
	FORWARD INDUSTRIES INC	400 shares		3,560
	FOUR SEASONS HOTELS INC	110 shares		5,473
	FRANCHISE CAPITAL CORPORATION	1,254 shares		13
	FREEPORT-MCMORAN COPPER & GOLD INC CLASS B	620 shares		33,356
	FREESCALE SEMICONDUCTOR CLASS B	184 shares		4,631
	FRONTIER OIL CORPORATION	50 shares		1,877
	GSI COMMERCE INC	94 shares		1,418
	GTX GLOBAL CORPORATION	14,101 shares		115,769
	GAMEZNFLIX INC	18,000 shares		234
	GAMMON LAKE RESOURCES INC	350 shares		4,165
	GAP INC	155 shares		2,736
	GASCO ENERGY INC	500 shares		3,265
	GEMSTAR TV GUIDE INTERNATIONAL	375 shares		979

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2005

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	value
	GENERAL CHEMICAL GROUP	200 shares		4
	GENERAL ELECTRIC COMPANY	7,513 shares		263,332
	GENERAL MILLS INC	104 shares		5,131
	GENERAL MOTORS CORPORATION	340 shares		6,603
	GENEREX BIOTECHNOLOGY CORPORATION	425 shares		353
	GENOMED INC	55,000 shares		1,815
	GEOCOM RESOURCES INC	1,500 shares		240
	GERON CORPORATION	1,000 shares		8,610
	GLOBAL AIRCRAFT SOLUTIONS	700 shares		1,071
	GLOBAL BEVERAGE SOLUTIONS INC	4 shares		7
	GLOBAL COPPER CORPORATION	2,000 shares		—
	GLOBAL ENVIRONMENTAL ENERGY CORPORATION	4,700 shares		2,820
	GLOBAL EPOINT INC	130 shares		416
	GLOBAL ESCIENCE CORPORATION	3 shares		—
	GLOBAL MATERIALS & SERVICES	6 shares		—
	GLOBALSANTAFE CORPORATION	200 shares		9,630
	GLOBALSTAR TELECOMMUNICATIONS	989 shares		9
	GLOBETEL COMMUNICATIONS	1,523 shares		5,605
	GOLDCORP INC	6,041 shares		134,593
	GOLDEN PATRIOT CORPORATION	1,000 shares		80
	GOLDEN STAR RESOURCES LTD	4,780 shares		12,619
	GOLDMAN SACHS GROUP INC	105 shares		13,403
	GOODRICH CORPORATION	200 shares		8,220
	GOODYEAR TIRE & RUBBER COMPANY	500 shares		8,690
	GOOGLE INC CLASS A	64 shares		26,551
	GREAT WEST GOLD INC	1,313 shares		1
	GUIDANT CORPORATION	508 shares		32,922
	HANSEN NATURAL CORPORATION	327 shares		25,771
	HARLEY DAVIDSON	334 shares		17,193
	HARRAH’S ENTERTAINMENT	20 shares		1,426
	HARVEST NATURAL RESOURCE	500 shares		4,440
	HEALTHCARE SERVICE GROUP INC	313 shares		6,482
	HEARUSA INC	2,000 shares		2,720
	HECLA MINING COMPANY	925 shares		3,756
	HEE CORPORATION	4,200 shares		2
	HEILIG MEYERS COMPANY	100 shares		—
	HELMERICH & PAYNE INC	100 shares		6,191
	HEWLETT-PACKARD COMPANY	3,439 shares		98,461
	HOME DEPOT INC	779 shares		31,541
	HOME SOLUTIONS AMERICA INC	1,000 shares		4,480
	HOMELAND INTEGRATED SECURITIES	10,000 shares		520
	HOMELAND SECURITY GROUP INTERNATIONAL	1,500 shares		9
	HONDA MOTOR COMPANY LTD	150 shares		4,346

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2005

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	value
	HUANENG POWER INTERNATIONAL	600 shares		15,726
	HUMAN GENOME SCIENCES	1,000 shares		8,560
	HUMANA INC	50 shares		2,717
	HYDROFLO INC	2,000 shares		260
	I2 TECHNOLOGIES INC	3 shares		42
	IASIAWORKS INC	35,000 shares		60
	IBIZ TECHNOLOGY INC	114,000 shares		46
	ID SYSTEMS INC	141 shares		3,363
	IDENTIX INC	1,000 shares		5,010
	IGO CORPORATION	265 shares		—
	IJOIN SYSTEMS INC	10,000 shares		1
	IMCLONE SYSTEMS INC	40 shares		1,370
	IMMUNOGEN INC	6,000 shares		30,780
	IMPERIAL INDUSTRIES	200 shares		2,588
	INCO LTD	100 shares		4,357
	INFINIUM LABS INC	4,700 shares		80
	INFONOW CORPORATION	17,311 shares		9,521
	INSEQ CORPORATION	36,000 shares		72
	INSMED INC	1,500 shares		2,955
	INSTACARE CORPORATION	1,400,000 shares		10,780
	INTEGRATED DEVICE TECHNOLOGY INC	200 shares		2,636
	INTEL CORPORATION	8,537 shares		213,073
	INTERAGE LTD	140,000 shares		28
	INTERDIGITAL COMMUNICATIONS CORPORATION	100 shares		1,832
	INTERFACE INC CLASS A	20 shares		164
	INTERNAP NETWORK SERVICES CORPORATION	9,550 shares		4,107
	INTERNATIONAL BUSINESS MACHINES	206 shares		16,951
	INTERNATIONAL FIBERCOM INC	2,000 shares		4
	INTERNATIONAL GAME TECHNOLOGY	1,115 shares		34,318
	INTERNATIONAL RECTIFIER CORPORATION	350 shares		11,165
	INTERNATIONAL SECURITIES EXCHANGE	100 shares		2,752
	INTUIT INC	50 shares		2,665
	INVESTMENT TECHNOLOGY GROUP	75 shares		2,658
	IPIX CORPORATION	1,500 shares		2,490
	ISONICS CORPORATION	5,060 shares		9,108
	ITRONICS INC	1,000 shares		50
	IVANHOE ENERGY INC	1,258 shares		1,333
	IVOICE INC	225,000 shares		68
	IVOICE TECHNOLOGIES	228 shares		2
	JC DATA SOLUTIONS INC	7,200 shares		576
	JC PENNEY COMPANY INC	200 shares		11,120
	JDS UNIPHASE CORPORATION	7,386 shares		17,431
*	JPMORGAN CHASE & COMPANY	334 shares		13,248

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2005

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	value
	JAWZ INC	150 shares		—
	JETBLUE AIRWAYS CORPORATION	1,350 shares		20,763
	JOHNSON & JOHNSON	440 shares		26,429
	JUNIPER NETWORKS INC	200 shares		4,460
	KINROSS GOLD CORPORATION	500 shares		4,610
	KNIGHT CAP GROUP INC	30 shares		297
	KODIAK ENERGY INC	195 shares		302
	KOMAG INC	156 shares		5,407
	KRISPY KREME DOUGHNUTS INC	85 shares		488
	KRONOS WORLDWIDE INC	151 shares		4,381
	L.A.M. PHARMACEUTICAL CORPORATION	478 shares		4
	LSI LOGIC CORPORATION	60 shares		480
	LAKELAND FINANCIAL CORPORATION	460 shares		18,587
	LAMPERD LESS LETHAL INC	600 shares		240
	LARAMIDE RESOURCES	2,000 shares		9,416
	LEHMAN BROTHERS HOLDINGS INC	17 shares		2,179
	LEVEL 3 COMMUNICATIONS INC	11,100 shares		31,857
	LEXAR MEDIA INC	900 shares		7,389
	LIBERTY GLOBAL INC CLASS A	1 share		23
	LIBERTY GLOBAL INC SERIES C	1 share		21
	LIBERTY MEDIA SERIES A	28 shares		220
	LIBERTY STAR GOLD CORPORATION	1,000 shares		1,200
	LIFE PARTNERS HOLDINGS INC	12,000 shares		1
	LIFESTREAM TECHNOLOGIES INC	3,000 shares		32
	LIZ CLAIBORNE INC	100 shares		3,582
	LOWE’S COMPANIES	120 shares		8,012
	LUCENT TECHNOLOGIES INC	54,093 shares		143,886
	MBIA INC	150 shares		9,024
	MIVA INC	910 shares		4,504
	MRV COMMUNICATIONS INC	2,000 shares		4,100
	MANPOWER INC	20 shares		930
	MARATHON OIL CORPORATION	26 shares		1,580
	MARCHFIRST INC	400 shares		—
	MARTHA STEWART LIVING OMNIMEDIA INC	100 shares		1,743
	MARTIN MARIETTA MATERIALS INC	100 shares		7,672
	MARTIN MIDSTREAM PARTNERS LP	200 shares		5,940
	MARVEL ENTERTAINMENT INC	910 shares		14,906
	MATRITECH INC	1,000 shares		530
	MAUI GENERAL STORE INC	6,000 shares		720
	MAXTOR CORPORATION	900 shares		6,246
	MAXWORLDWIDE INC	1,000 shares		425
	MAYTAG CORPORATION	300 shares		5,646
	MCDATA CORPORATION CLASS A	11 shares		42
	MCDERMOTT INTERNATIONAL INC	170 shares		7,584

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2005

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	value
	MEDCOHEALTH SOLUTIONS	36 shares		2,009
	MEDCOM USA INC	400 shares		200
	MEDIAX CORPORATION	5,000 shares		5
	MEDIFAST INC	1,500 shares		7,860
	MEDTRONIC INC	1,128 shares		64,938
	MERCK & COMPANY INC	2,485 shares		79,062
	MERIDIAN RESOURCE CORPORATION	720 shares		3,024
	MERRILL LYNCH & CO INC	102 shares		6,901
	MICROSOFT CORPORATION	9,343 shares		244,324
	MILITARY RESALE GROUP	4,900 shares		49
	MINDSPEED TECHNOLOGY INC	16 shares		38
	MINE SAFETY APPLIANCE COMPANY	45 shares		1,629
	MIRAMAR MINING CORPORATION	3,250 shares		8,157
	MOCON INC	250 shares		2,325
	MOONEY AEROSPACE GROUP	3 shares		2
	MOTOROLA INCORPORATED	2,974 shares		67,178
	MULTIMEDIA GAMES INC	600 shares		5,550
	MYLAN LABS INC	1 share		15
	MYRIAD GENETICS INC	100 shares		2,080
	MYTURN.COM INC	24,000 shares		24
	NS GROUP INC	200 shares		8,362
	NVIDIA CORPORATION	60 shares		2,194
	NABORS INDUSTRIES LTD	200 shares		15,150
	NANOBAC PHARMACEUTICALS INC	22,188 shares		821
	NAPSTER INC	711 shares		2,503
	NASDAQ STOCK MARKET INC	51 shares		1,794
	NATURES SUNSHINE PRODUCTS	23 shares		418
	NAVISITE INC	133 shares		167
	NEKTAR THERAPEUTICS	450 shares		7,407
	NEOMEDIA TECHNOLOGIES INC	40,000 shares		12,160
	NET2AUCTION INC	5,900 shares		2,360
	NET2PHONE INC	1,000 shares		2,040
	NEW DRAGON ASIA CORPORATION	1,000 shares		1,410
	NEW PLAN EXCEL REALTY TRUST INC	200 shares		4,636
	NEWELL RUBBERMAID INC	409 shares		9,715
	NEWMARKET TECHNOLOGY INC	275,000 shares		83,875
	NEWMONT MINING CORPORATION	506 shares		27,002
	NEWPORT CORPORATION	100 shares		1,354
	NEWS CORPORATION LTD CLASS B	156 shares		2,583
	NOKIA CORPORATION F	1,020 shares		18,666
	NORD RESOURCES CORPORATION	9,146 shares		2,561
	NORTEL NETWORKS CORPORATION F	7,260 shares		22,216
	NORTH STAR DIAMONDS INC	171,294 shares		1,250

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2005

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	value
	NORTHERN DYNASTY MINERALS LIMITED	1,000 shares		5,320
	NORTHERN ORION RESOURCES INC	1,400 shares		4,634
	NORTHFIELD LABORATORIES INC	450 shares		6,030
	NORTHGATE MINERALS CORPORATION	1,000 shares		1,830
	NORTHROP GRUMMAN CORPORATION	50 shares		2,997
	NORTHWEST AIRLINES CORPORATION CLASS A	4,123 shares		2,226
	NOVAGOLD RESOURCES INC	645 shares		5,869
	NOVARTIS AG	102 shares		5,353
	NOVATEL WIRELESS INC	1,000 shares		12,110
	NOWAUTO GROUP INC	12 shares		1
	NUTRI SYSTEMS INC	283 shares		10,194
	NUVELO INC	3,350 shares		27,168
	OCCIDENTAL PETE CORPORATION	24 shares		1,917
	OCEAN POWER CORPORATION	3,400 shares		1
	OMNI ENERGY SERVICES	500 shares		1,840
	ON SEMICONDUCTOR CORPORATION	463 shares		2,560
	ORACLE CORPORATION	5,560 shares		67,888
	ORASURE TECHNOLOGIES INC	200 shares		1,764
	ORBIT DROP INC	750 shares		49
	ORBITAL SCIENCES CORPORATION	450 shares		5,778
	OREZONE RESOURCES INC	3,000 shares		5,670
	OSCIENT PHARMACEUTICALS	1,700 shares		3,859
	OVERSEAS SHIPHOLDING GROUP INC	100 shares		5,039
	OVERSTOCK.COM INC	200 shares		5,630
	OWENS CORNING	300 shares		900
	OXFORD INDUSTRIES INC	39 shares		2,133
	OXY STOCK	2,159 shares		172,512
	PCCW LIMITED	60 shares		37
	PPL CORPORATION	50 shares		1,470
	PALM INC	99 shares		3,148
	PAN AMERICAN SILVER CORPORATION F	375 shares		7,061
	PARAMOUNT GOLD MINING CORPORATION	5,000 shares		9,750
	PATTERSON COMPANIES	200 shares		6,680
	PATTERSON UTI ENERGY INC	200 shares		6,590
	PAYSTAR CORPORATION	10,000 shares		3
	PENTAIR INC	100 shares		3,452
	PEPSICO INC	182 shares		10,743
	PETROCHINA COMPANY LIMITED	31 shares		2,519
	PETROL OIL & GAS INC	1,000 shares		1,760
	PFIZER INCORPORATED	3,481 shares		81,171
	PHARMACEUTICAL PRODUCT DEVELOPMENT INC	266 shares		16,493
	PHOENIX COMPANIES	105 shares		1,438
	PIKE ELECTRIC CORPORATION	522 shares		8,467

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2005

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	value
	PINE VALLEY MINING CORPORATION	2,500 shares		5,275
	PIPELINE TECHNOLOGIES	3,000 shares		—
	PIXELWORKS INC	40 shares		203
	PLACER DOME INC	200 shares		4,586
	PLAINS EXPLORATION & PRODUCTION COMPANY	100 shares		3,973
	PLAYTEX PRODUCTS INC	220 shares		3,007
	PLUG POWER INC	130 shares		667
	PRECISION CASTPARTS CORPORATION	290 shares		15,025
	PRESSTEK INC	400 shares		3,616
	PROCTER & GAMBLE CO	1,191 shares		68,907
	PROGINET CORPORATION	625 shares		406
	PROSOFT LEARNING	84 shares		11
	PROVIDENT ENERGY TRUST	1,000 shares		10,810
	PRUDENTIAL FINANCIAL INC	27 shares		1,976
	QI SYSTEM INC	200 shares		66
	QLOGIC CORPORATION	100 shares		3,251
	QUALCOMM INC	1,484 shares		63,922
	QUANTA SERVICES INC	400 shares		5,268
	QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE	1,300 shares		3,484
	QUENTRA NETWORKS INC	700 shares		—
	QUINCY ENERGY CORPORATION	2,000 shares		1,060
	QUINTUS CORPORATION	400 shares		184
	QUOKKA SPORTS INC	1 share		—
	RF MICRO DEVICES INC	150 shares		811
	RMD ENTERTAINMENT GROUP	14,415 shares		48
	RAMP CORPORATION	1,000 shares		5
	RAMTRON INTERNATIONAL CORPORATION	60 shares		122
	RANDGOLD RESOURSES LTD	400 shares		6,452
	RAVEN MOON ENTERTAINMENT	1,999 shares		2
	RAYONIER INC	450 shares		17,932
	RAYTHEON COMPANY	380 shares		15,238
	REALITY WIRELESS NET WORKS INC	1 share		—
	RECORDLAB CORPORATION	450 shares		—
	REDHAT INC	90 shares		2,453
	RESIN SYSTEMS INC	1,000 shares		2,100
	REYNOLDS AMERICAN INC	56 shares		5,309
	RHEOLOGICS INC	10,000 shares		1,200
	RITE AID CORPORATION	200 shares		696
	ROTOBLOCK CORPORATION	450 shares		63
	ROYAL GOLD INC	150 shares		5,209
	RUSHNET INC	12,000 shares		7
	SCO GROUP INC	87 shares		344

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2005

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	value
	SAFEWAY INC	1,150 shares		27,209
	SAN TELMO ENERGY CORPORATION	4,000 shares		1,440
	SANDISK CORPORATION	100 shares		6,282
	SANOFI-AVENTIS	105 shares		4,610
	SATELINX INTERNATIONAL	500 shares		15
	SCIAX DEFENSE USA	667 shares		—
	SCIENT INC	501 shares		—
	SCIENTIFIC ATLANTA INC	227 shares		9,774
	SERAC HOLDINGS INC	257,142 shares		77
	SERENA SOFTWARE INC	50 shares		1,172
	SERVICE CORPORATION INTERNATIONAL	335 shares		2,740
	SHAMAN PHARMACEUTICALS	100,001 shares		10
	SHAW GROUP INC	100 shares		2,909
	SIEBEL SYSTEMS INC	2,536 shares		26,806
	SIFY LTD	25 shares		269
	SILICON GRAPHICS	31,855 shares		11,149
	SILICON IMAGE INC	6,989 shares		63,390
	SILICON LABORATORIES INC	1,000 shares		36,660
	SILICONWARE PRECISION INDUSTRIES F	5,121 shares		35,540
	SILVER SCREEN STUDIOS	10,000 shares		20
	SILVER STANDARD RESOURCES INC	2,500 shares		38,350
	SIMEX TECHNOLOGIES INC	3,000 shares		9
	SIRIUS SATELLITE RADIO	55,783 shares		373,746
	SISKON GOLD CORPORATION A	3,000 shares		7
	SKYWORKS SOLUTIONS INC	17 shares		87
	SMARTIRE SYSTEMS INC	40,000 shares		2,600
	SOCIEDAD QUIMICA Y MINERA DE CHILE B	100 shares		10,920
	SOFTNET TECHNOLOGY CORPORATION	375 shares		30
	SOLECTRON CORPORATION	1,040 shares		3,806
	SONIC CORPORATION	325 shares		9,587
	SOUTHWALL TECHNOLOGIES INC	4,000 shares		2,440
	SOUTHWEST AIRLINES COMPANY	2,845 shares		46,743
	SOUTHWEST GAS CORPORATION	260 shares		6,863
	SOUTHWESTERN ENERGY COMPANY	400 shares		14,376
	SPECTRUM PHARMACEUTICALS INC	7,700 shares		32,571
	SPEECHSWITCH INC	228 shares		5
	SPRINT NEXTEL CORPORATION	939 shares		21,931
	ST PAUL TRAVELERS COMPANIES INC	4 shares		179
	STAMFORD INTERNATIONAL INC	1,800 shares		—
	STARBUCKS CORPORATION	2,083 shares		62,511
	STEMCELLS INC	200 shares		690
	STERLING CONSTRUCTION COMPANY	100 shares		1,683
	STILLWATER MINING COMPANY	200 shares		2,314

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2005

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	value
	STOLT OFFSHORE INC	300 shares		3,498
	STORAGENETWORKS INC	100 shares		—
	STRATASYS INC	150 shares		3,751
	STRATHMORE MINERALS CORPORATION F	3,200 shares		5,204
	STYLING TECHNOLOGY CORPORATION	130 shares		—
	SUN MICROSYSTEMS INC	4,900 shares		20,531
	SUNCOM WIRELESS HOLDINGS CLASS A	600 shares		1,662
	SUNNYLIFE GLOBAL INC	2,450 shares		4,875
	SUNPOWER CORPORATION	1,700 shares		57,783
	SUPERCONDUCTOR TECHNOLOGIES INC	8,994 shares		3,867
	SUREBEAM CORPORATION	150 shares		—
	SYMANTEC CORPORATION	70 shares		1,225
	SYNERGIE HOLDINGS LTD INC	600,000 shares		120
	SYNERGY BRANDS INC	820 shares		1,517
	SYNOPSYS INC	400 shares		8,024
	THC COMMUNICATIONS INC	19,600 shares		2
	TVC TELECOM INC	50,000 shares		45
	TALISMAN ENERGY INC	100 shares		5,288
	TAN RANGE EXPLORATION F	6,150 shares		37,330
	TARGET CORPORATION	1 share		74
	TARGETED GENETICS CORPORATION	46,734 shares		22,900
	TASER INTERNATIONAL INC	4,840 shares		33,687
	TEGAL CORPORATION	3,500 shares		1,995
	TELLABS INC	200 shares		2,180
	TELULAR CORPORATION	6,275 shares		20,896
	TELUS CORPORATION NON-VOTING	200 shares		8,052
	TELYNX INC CLASS A	50 shares		—
	TENET HEALTHCARE CORPORATION	200 shares		1,532
	TEVA PHARMACEUTICAL INDUSTRIES	100 shares		4,301
	TEXAS INSTRUMENTS INC	509 shares		16,308
	THATLOOK.COM INC	1,000 shares		—
	THE CHARLES SCHWAB CORPORATION	126 shares		1,850
	THE HUMBARGER CONSULTING GROUP INC	60 shares		—
	TIGER TEAM TECHNOLOGIES	25,000 shares		200
	TIME WARNER INC	553 shares		9,644
	TITANIUM METALS CORPORATION	435 shares		27,518
	TOKHEIM CORPORATION SERIES C	300 shares		—
	TOMMY HILFIGER CORPORATION	100 shares		1,624
	TREX COMPANY INC	150 shares		4,208
	TRIMEDIA ENTERTAINMENT GROUP INC	1,195 shares		90
	TRINSIC INC	250 shares		132
	TRITON AMERICAN ENERGY CORP, INC	11,200 shares		1,008
	TRUE RELIGION APPAREL	80 shares		1,232

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2005

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	value
	TUESDAY MORNING CORPORATION	65 shares		1,360
	TYCO INTERNATIONAL LIMITED	310 shares		8,947
	U.S. BANCORP	150 shares		4,483
	U.S. MICROBICS INC	10,000 shares		181
	U.S. PLASTIC LUMBER CORPORATION	5,000 shares		40
	UAL CORPORATION	2,775 shares		2,622
	US AIRWAYS GROUP INC	2,124 shares		78,885
	USA TECHNOLOGIES INC	119,235 shares		13,235
	USEC INC	1,000 shares		11,950
	UTD MICROELECTRONICS CORPORATION	1,000 shares		3,120
	UNIBANCO-UNIAO DE BANCOS BRASILEIROS SA	35 shares		2,225
	UNICO INC ARIZONA	13,645 shares		67
	UNIPRIME CAPITAL ACCEPTANCE	102 shares		6
	UNISOURCE ENERGY CORPORATION W	544 shares		16,975
	UNITED PARCEL SERVICE B	174 shares		13,047
	UNITED TECHNOLOGIES CORPORATION	41 shares		2,309
	UNITEDHEALTH GROUP INC	700 shares		43,500
	UNIVERSAL COMMUNICATION SYSTEMS INC	3,000 shares		48
	UNIVERSAL EXPRESS INC	18,000 shares		9
	URANIUM RESOURSES INC	4,000 shares		2,640
	VA SOFTWARE CORPORATION	51 shares		91
	VAALCO ENERGY INC	1,000 shares		4,240
	VALERO ENERGY CORPORATION	50 shares		2,588
	VARIAN MEDICAL SYSTEMS	100 shares		5,034
	VASOMEDICAL INC	1,000 shares		260
	VAST SOLUTIONS INC CLASS B1	44 shares		—
	VAST SOLUTIONS INC CLASS B2	44 shares		—
	VAST SOLUTIONS INC CLASS B3	44 shares		—
	VERILINK CORPORATION	500 shares		430
	VERISIGN INC	85 shares		1,861
	VERITAS SOFTWARE CO	56 shares		1,987
	VERIZON COMMUNICATIONS	341 shares		10,262
	VION PHARMACEUTICALS INC	9,300 shares		15,345
	VIROPHARMA INC	800 shares		14,800
	VISTA GOLD CORPORATION	400 shares		2,032
	VITAL LIVING INC	180,000 shares		5,760
	VITAL LIVING PRODUCTS	300 shares		—
	VITESSE SEMICONDUCTOR CORPORATION	900 shares		1,728
	VIVENDI UNIVERSAL	16 shares		502
	VOXWARE INC	933 shares		6,484
	WALGREEN CO	103 shares		4,579
	WAL-MART STORES INC	2,536 shares		118,664
	WASHINGTON MUTUAL INC	116 shares		5,065

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2005

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	value
	WATTS WATER TECHNOLOGIES INC CLASS A	101 shares		3,044
	WAVE SYSTEMS CORPORATION CLASS A	2,150 shares		1,462
	WAVO CORPORATION	2,100 shares		1
	WEBB INTERACTIVE SERVICES	1,100 shares		82
	WESTAIM CORPORATION	1,000 shares		3,700
	WESTWOOD ONE INC	100 shares		1,630
	WEYERHAEUSER CO	129 shares		8,556
	WIREMEDIA INC	200 shares		324
	WITS BASIN PRECIOUS MINERALS INC	5,000 shares		700
	WORLD GAMING PLC	30,000 shares		73,131
	WORLD WRESTLING ENTERTAINMENT INC	160 shares		2,343
	XM SATELLITE RADIO HOLDINGS	309 shares		8,429
	XERION ECOSOLUTIONS GROUP	1 shares		—
	XEROX CORPORATION	1,100 shares		16,115
	YAHOO! INC	2,364 shares		92,621
	YAMANA GOLD INC	1,000 shares		6,610
	YUM BRANDS INC	952 shares		44,615
	ZAP	1,400 shares		364
	ZYMETX INC	750 shares		15

	TOTAL COMMON STOCKS			9,469,227

	PREFERRED STOCK:
	FORD MOTOR COMPANY 7.50%	200 shares		3,172
	HEE CORPORATION	4,200 shares		—

	TOTAL PREFERRED STOCK			3,172

	MUTUAL FUNDS:
	1838 BOND DEBENTURE TRADING FUND	2,032 shares		35,181
	ACADIAN EMERGING MARKETS PORTFOLIO	2,537 shares		64,547
	AIM ENERGY FUND	839 shares		33,982
	AIM FINANCIAL SERVICES FUND INVESTORS	322 shares		8,854
	AIM TECHNOLOGY FUND	496 shares		12,838
	AL FRANK FUND	501 shares		15,261
	ALLIANZ OCC RENAISSANCE FUND CLASS D	1,047 shares		22,523
	ALLIANZ OCC VALUE FUND CLASS D	1,496 shares		23,517
	ALLIANZ RCM GLOBAL HEALTHCARE FUND C	1,326 shares		29,564
	ALLIANZ RCM GLOBAL TECHNOLOGY FUND D	257 shares		9,920
*	AMERICAN CENTURY EQUITY INCOME FUND INVESTORS	12,371 shares		96,744
*	AMERICAN CENTURY GROWTH FUND INVESTORS	874 shares		17,992
*	AMERICAN CENTURY INTERNATIONAL GROWTH INVESTORS	2,508 shares		25,305

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2005

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	value
*	AMERICAN CENTURY REAL ESTATE FUND INVESTORS	2,588 shares		65,861
*	AMERICAN CENTURY SMALL COMPANY FUND	6,687 shares		65,402
*	AMERICAN CENTURY TARGET 2025 FUND	87 shares		4,552
*	AMERICAN CENTURY TECHNOLOGY FUND	329 shares		6,626
*	AMERICAN CENTURY BENHAM INTERNATIONAL BOND	1,962 shares		25,563
*	AMERICAN CENTURY BENHAM TARGET MATURITIES TRUST	271 shares		20,738
	AMERISTOCK MUTUAL FUND	239 shares		9,220
	ANALYTIC SHORT-TERM	5,214 shares		53,390
	ARIEL APPRECIATION FUND	142 shares		6,622
	ARIEL FUND	1,136 shares		56,887
	ARTISAN INTERNATIONAL FUND	7,685 shares		194,497
	ARTISAN MIDCAP FUND	704 shares		21,761
	ARTISAN MIDCAP VALUE FUND	560 shares		10,502
	BARON ASSET FUND	574 shares		32,305
	BARON GROWTH & INCOME FUND	89 shares		4,029
	BARON PARTNERS FUND	2,429 shares		44,764
	BERWYN FUND	522 shares		15,496
	BJURMAN BARRY MICRO CAP GROWTH FUND	3,033 shares		93,097
	BJURMAN BARRY SMALL CAP	1,248 shares		17,065
	BOSTON PROPERTIES INC	109 shares		8,103
	BRIDGEWAY SMALL CAP GROWTH FUND CLASS N	844 shares		11,435
	BRIDGEWAY SMALL CAP VALUE FUND CLASS N	1,800 shares		25,788
	BUFFALO SMALL CAP FUND	947 shares		24,087
	CRA QUALIFIED INVESTMENT FUND	478 shares		5,030
	CALAMOS GROWTH FUND CLASS A	755 shares		41,548
	CHESAPEAKE CORE GROWTH FUND	8,871 shares		150,102
	CLIPPER FUND	1,270 shares		111,970
	COHEN & STEERS REALTY SHARES	623 shares		45,195
	COLUMBIA SMALL CAP GROWTH I CLASS Z	456 shares		12,884
	CONSTELLATION CLOVER SMALL CAP VALUE	738 shares		17,173
	DIAMONDS TRUST SERIES 1	100 shares		10,695
	DODGE & COX BALANCED FUND	113 shares		9,164
	DODGE & COX INCOME FUND	4,995 shares		62,638
	DODGE & COX INTERNATIONAL STOCK FUND	1,397 shares		48,920
	DODGE & COX STOCK FUND	681 shares		93,471
	DREYFUS PREMIER TECHNOLOGY GROWTH CLASS A	224 shares		5,356
	DREYFUS SMALL CAP STOCK INDEX	2,058 shares		44,123
	DRIEHAUS INTERNATIONAL DISCOVERY FUND	426 shares		17,560
	ENERPLUS RESOURCES FUND G	110 shares		5,278

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2005

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	value
	EXCELSIOR EMERGING MARKETS FUND	4,350 shares		48,672
	EXCELSIOR ENERGY & NATURAL RESOURCES	809 shares		19,447
	EXCELSIOR REAL ESTATE FUND	563 shares		5,693
	EXCELSIOR VALUE & RESTRUCTURING FUND	4,263 shares		196,873
	FAM VALUE FUND	59 shares		2,820
	FBR SMALL CAP FINANCIAL FUND	745 shares		22,327
	FBR SMALL CAP FUND	1,027 shares		43,180
	FMI FOCUS FUND	81 shares		2,616
	FAIRHOLME FUND	324 shares		8,156
	FEDERATED CAP APPRECIATION CLASS A	111 shares		2,792
	FEDERATED INTERNATIONAL SMALL CO FUND	510 shares		17,807
	FEDERATED KAUFMAN FUND CLASS K	1,572 shares		8,806
	FIDELITY AGRESSIVE GROWTH FUND	111 shares		1,982
	FIDELITY CONTRA FUND	555 shares		35,970
	FIDELITY DISCOVERY FUND	568 shares		6,484
	FIDELITY EQUITY INCOME FUND	32,023 shares		1,690,177
	FIDELITY GROWTH COMPANY FUND	22 shares		1,431
	FIDELITY LATIN AMERICAN FUND	124 shares		3,955
	FIDELITY MAGELLAN FUND	31,025 shares		3,302,350
	FIRST AMERICAN SMALL CAP GROWTH	780 shares		15,483
	FIRST EAGLE GLOBAL FUND	673 shares		28,301
	FIRSTHAND TECHNOLOGY VALUE FUND	369 shares		12,221
	FORDING CANADIAN COAL TRUST	150 shares		5,186
	FORWARD HOOVER SMALL CAP EQUITY FUND	1,403 shares		27,224
	FRIEDMAN BILLINGS GROUP	180 shares		1,779
	GABELLI GOLD FUND INC	12,135 shares		252,418
	HARBOR INTERNATIONAL FUND INVESTOR	1,414 shares		69,344
	HARDING LOEVNER EMERGING MARKETS	815 shares		28,343
	HARVEST ENERGY TRUST UNITS	395 shares		12,644
	HEALTH CARE PROPERTY INVESTORS	227 shares		5,798
	HEARTLAND VALUE FUND	391 shares		17,538
	HENNESSY CORNERSTONE GROWTH FUND	1,684 shares		32,609
	HENNESSY CORNERSTONE GROWTH FUND SERIES 1	1,586 shares		46,621
	HENNESSY FOCUS 30 FUND	431 shares		4,892
	HODGES FUND	982 shares		22,490
	HUSSMAN STRATEGIC GROWTH	1,929 shares		30,244
	ICON ENERGY FUND	652 shares		20,819
	ICON HEALTHCARE FUND CLASS A	506 shares		9,057
	ICON INFORMATION TECHNOLOGY FUND CLASS A	1,460 shares		12,758
	ISHARES MSCI CDA INDEX FUND F	120 shares		2,628
	ISHARES MSCI EMERGING MARKETS INDEX FUND	286 shares		22,232

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2005

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	value
	ISHARES TRUST DOW JONES SELECT DIVIDEND	107 shares		6,525
	ISHARES TRUST DOW JONES U.S. ENERGY SECURITIES INDEX FUND	306 shares		26,284
	ISHARES TRUST DOW JONES U.S. REAL ESTATE	429 shares		27,488
	ISHARES TRUST GOLDMAN SACHS	60 shares		3,658
	ISHARES TRUST NASDAQ BIOTECH INDEX FUND	100 shares		7,724
	ISHARES TRUST RUSSELL 2000	158 shares		10,516
	ISHARES TRUST RUSSELL 3000	82 shares		7,364
	ISHARES TRUST S&P 500 INDEX	261 shares		32,593
	ISHARES TRUST S&P SMALLCAP 600 INDEX FUND	934 shares		53,976
	JANUS BALANCED FUND	3,013 shares		67,735
	JANUS CONTRARIAN FUND	4,534 shares		68,648
	JANUS ENTERPRISE FUND	288 shares		12,060
	JANUS GLOBAL LIFE SCIENCE FUND	239 shares		4,797
	JANUS GLOBAL VALUE	218 shares		3,208
	JANUS GROWTH & INCOME FUND	1,415 shares		50,971
	JANUS MERCURY FUND	1,107 shares		25,437
	JANUS MID CAP VALUE INVESTORS SHARES	2,272 shares		50,717
	JANUS OLYMPUS FUND	2,009 shares		65,662
	JANUS ORION FUND	2,446 shares		20,373
	JANUS OVERSEAS FUND	940 shares		29,935
	JANUS SMALL CAP VALUE INVESTORS SHARES	1,713 shares		47,541
	JANUS TWENTY FUND	785 shares		38,389
	JENSEN PORTFOLIO CLASS J	2,958 shares		70,458
*	JPMORGAN GROWTH ADVANTAGE FUND	248 shares		1,574
	JULIUS BAER INTERNATIONAL EQUITY FUND A	5,574 shares		197,548
	KIMCO REALTY CORPORATION	400 shares		12,832
	LAUDUS INTERNATIONAL EQUITY — INVESTMENTS	2,999 shares		32,214
	LAUDUS INTERNATIONAL SMALL — INVESTMENTS	1,935 shares		35,428
	LOOMIS SAYLES BOND FUND	904 shares		12,253
	LORD ABBETT AFFILIATED CLASS A	1,691 shares		23,764
	LORD ABBETT BOND DEBENTURE CLASS A	1,645 shares		12,827
	LORD ABBETT MID CAP VALUE FUND	499 shares		11,179
	MFS UTILITIES FUND CLASS A	169 shares		2,137
	MS INDIA INVESTMENT FUND	100 shares		3,735
	MANAGERS FREMONT BOND FUND	1,460 shares		15,139
	MATTHEWS KOREA FUND CLASS I	3,204 shares		20,412
	MATTHEWS PACIFIC TIGER FUND	3,597 shares		69,311
	MERIDIAN GROWTH FUND	609 shares		22,260
	MERIDIAN VALUE FUND	1,102 shares		38,174
	MERK HARD CURRENCY FUND INVESTORS SHARES	509 shares		4,964
	MILLS CORPORATION	200 shares		8,388

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2005

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	value
	MUHLENKAMP FUND	400 shares		33,776
	MUNDER INTERNET FUND CLASS A	41 shares		844
	NB HIGH INCOME BOND FUND	1,389 shares		12,656
	NB INTERNATIONAL FUND INVESTMENT CLASS	944 shares		20,466
	NB SOCIALLY RESPONSIVE FUND	657 shares		14,930
	NASDAQ 100 SHARES	2,330 shares		94,154
	NAVELLIER MID CAP GROWTH	4,139 shares		121,066
	NICHOLAS II FUND CLASS I	248 shares		5,502
	NORTHERN HIGH-YIELD FIXED INCOME	9,896 shares		79,167
	OAK VALUE FUND	824 shares		24,783
	OAKMARK EQUITY INCOME FUND	2,053 shares		51,288
	OAKMARK FUND	4,066 shares		166,238
	OAKMARK GLOBAL FUND CLASS I	1,609 shares		37,770
	OAKMARK INTERNATIONAL FUND	1,938 shares		43,653
	OAKMARK SELECT FUND	2,952 shares		97,109
	OLD MUTUAL CLIPPER FOCUS FUND	3,246 shares		53,065
	OLD MUTUAL SELECT GROWTH FUND	196 shares		4,582
	OLD MUTUAL TECHNOLOGY & COMMUNICATION FUND	57 shares		713
	OPPENHEIMER DEVELOPING MARKETS CLASS A	94 shares		3,412
	OSTERWEIS FUND	417 shares		10,821
	PARNASSUS EQUITY INCOME FUND	196 shares		4,720
	PARNASSUS FIXED INCOME FUND	277 shares		4,371
	PAX WORLD FUND INC	374 shares		8,843
	PENGROWTH ENERGY TRUST A	925 shares		21,765
	PERRITT MICRO CAP OPPORTUNITIES FUND	170 shares		5,012
	PETROFUND ENERGY TRUST	2,000 shares		35,280
	PIMCO COMMODITY REAL RETURN STRATEGY D	466 shares		6,889
	PIMCO HIGH YIELD FUND CLASS D	5,336 shares		51,862
	PIMCO REAL RETURN FUND CLASS D	4,318 shares		47,846
	PIMCO TOTAL RETURN FUND CLASS D	7,246 shares		76,084
	PIN OAK AGGRESSIVE STOCK FUND	190 shares		4,331
	PIONEER HIGH-YIELD FUND CLASS A	6,014 shares		64,586
	PORTFOLIO 21	236 shares		6,356
	PRIMEWEST ENERGY TRUST	275 shares		8,503
	PROFUNDS ULTRA MID CAP INVESTOR SHARES	111 shares		4,849
	PROFUNDS ULTRA JAPAN FUND	88 shares		5,704
	PRUDENT BEAR FUND	1,890 shares		10,208
	PRUDENT GLOBAL INCOME FUND	702 shares		8,117
	RS DIVERSIFIED GROWTH FUND	455 shares		10,155
	RS GLOBAL NATURAL RESOURCES FUND	206 shares		6,738
	RS INTERNET AGE FUND	571 shares		4,432
	RS INVESTORS FUND	571 shares		5,960

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2005

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	value
	RS PARTNERS FUND	1,068 shares		35,247
	RS VALUE & GROWTH FUND	2,312 shares		56,756
	RED OAK TECHNOLOGY	446 shares		3,092
	REYNOLDS BLUE CHIP GROWTH FUND	21 shares		615
	ROYCE FUND PREMIER SERIES	4,614 shares		77,793
	ROYCE OPPORTUNITY FUND	222 shares		2,734
	ROYCE PENNSYLVANIA MUTUAL FUND	513 shares		5,531
	ROYCE PREMIER FUND	1,069 shares		18,024
	ROYCE TOTAL RETURN FUND	5,538 shares		69,775
	RYDEX ENERGY FUND	418 shares		8,420
	RYDEX PRECIOUS METALS FUND	236 shares		10,944
	RYDEX URSA FUND	2,061 shares		17,043
	SPDR TRUST UNIT SERIES 1	123 shares		15,284
	SSGA INTERNATIONAL STOCK SELECTION FUND	1,127 shares		12,433
	SCHWAB 1000 INDEX FUND INVESTOR SHARES	33 shares		1,213
	SCHWAB CORE EQUITY FUND	1,081 shares		17,764
	SCHWAB DIVIDEND EQUITY	3,775 shares		48,737
	SCHWAB HEALTH CARE FUND	1,776 shares		26,384
	SCHWAB INTERNATIONAL INDEX FUND	319 shares		5,675
	SCHWAB MARKETTRACK GROWTH	75 shares		1,293
	SCHWAB PREMIER EQUITY INVESTOR SHARES	2,466 shares		28,018
	SCHWAB S&P 500 INDEX FUND INVESTOR SHARES	8,681 shares		166,681
	SCHWAB SMALL CAP INDEX FUND	232 shares		5,312
	SCHWAB SMALL CAP EQUITY FUND INVESTOR SHARES	557 shares		8,871
	SCHWAB TOTAL BOND MARKET INDEX FUND	24,568 shares		242,982
	SCHWAB TOTAL STOCK MARKET INVESTOR SHARES	2,448 shares		52,235
	SCHWAB TOTAL STOCK MARKET SELECT SHARES	3,539 shares		75,670
	SCUDDER HEALTH CARE FUND	233 shares		5,774
	SCUDDER TOTAL RETURN FUND CLASS S	1,081 shares		9,887
	SECTOR SPDR TRUST	200 shares		4,180
	SELECTED AMERICAN SHARES	745 shares		29,999
	SMALL CAP OPPORTUNITIES FUND (KINETICS)	289 shares		6,066
	STRATTON GROWTH FUND	70 shares		3,098
	STRATTON SMALL CAP VALUE FUND	153 shares		6,612
	STREETTRACKS GOLD TRUST	50 shares		2,579
	T.ROWEPRICE CAPITAL APPRECIATION FUND	417 shares		8,360
	T.ROWEPRICE EMERGING MARKETS STOCK FUND	984 shares		25,272
	T.ROWEPRICE EQUITY INCOME FUND	1,386 shares		35,921
	T.ROWEPRICE HEALTH SCIENCES FUND	2,190 shares		54,916
	T.ROWEPRICE HIGH-YIELD FUND	1,337 shares		9,242
	T.ROWEPRICE LATIN AMERICA FUND	976 shares		24,710

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2005

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	value
	T.ROWEPRICE MID CAPITAL GROWTH FUND	1,012 shares		54,770
	T.ROWEPRICE NEW ASIA FUND	7,828 shares		92,600
	T.ROWEPRICE NEW ERA FUND	268 shares		11,023
	T.ROWEPRICE NEW HORIZONS FUND	139,254 shares		4,419,908
	T.ROWEPRICE REAL ESTATE FUND	493 shares		9,615
	T.ROWEPRICE SCIENCE & TECHNOLOGY FUND	98,922 shares		1,935,911
	T.ROWEPRICE SMALL CAPITAL VALUE FUND	539 shares		19,910
	T.ROWEPRICE SPECTRUM INCOME FUND	1,867 shares		22,013
	TEMPLETON GLOBAL INCOME FUND	822 shares		6,855
	THIRD AVENUE REAL ESTATE VALUE FUND	1,958 shares		57,489
	THIRD AVENUE VALUE FUND	987 shares		54,058
	THIRD MILLENNIUM RUSSIA FUND	108 shares		5,097
	TOCQUEVILLE GOLD FUND	3,106 shares		126,745
	TOUCHSTONE LARGE CAP GROWTH FUND CLASS A	325 shares		7,315
	TWEEDY BROWNE GLOBAL VALUE FUND	1,887 shares		49,807
	U.S. GLOBAL INVESTORS GLOBAL RESOURCES FUND	3,209 shares		45,862
	U.S. GLOBAL INVESTORS WORLD PRECIOUS MINERALS FUND	11,095 shares		225,443
	U.S. GLOBAL REGENT EASTERN EUROPEAN FUND	1,243 shares		49,116
	UMB SCOUT SMALL CAP FUND	1,046 shares		16,579
	UMB SCOUT WORLDWIDE FUND	3,319 shares		93,795
	VAN KAMPEN AMERICAN CAP INCOME TRUST	612 shares		3,413
	VANGUARD 500 INDEX FUND INVESTOR SHARES	1,089 shares		125,185
	VANGUARD FINANCIAL INDEX SECURITIES SHORT-TERM US TREASURY FUND	1,388 shares		14,334
	VANGUARD GNMA FUND INVESTOR SHARES	1,109 shares		11,423
	VANGUARD HEALTH CARE FUND	215 shares		29,977
	VANGUARD HIGH-YIELD CORPORATE FUND	13,622 shares		84,046
	VANGUARD INFLATION PROTECTED SECURITIES FUND	838 shares		10,194
	VANGUARD LONG-TERM BOND INDEX FUND	521 shares		6,165
	VANGUARD PRECIOUS METALS FUND	1,095 shares		25,401
	VANGUARD PRIMECAP FUND INVESTORS	561 shares		36,666
	VANGUARD REAL ESTATE INVESTMENT TRUST INDEX FUND INVESTORS	1,147 shares		22,717
	VANGUARD STRATEGIC EQUITY FUND	254 shares		5,562
	VANGUARD TOTAL BOND MARKET INDEX FUND	1,969 shares		19,813
	VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND	1,126 shares		16,064
	VANGUARD TOTAL STOCK MARKET INDEX FUND	1,765 shares		52,948

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2005

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,	(d)
		par or maturity value,	Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares	**	value
	VANGUARD U.S. VALUE FUND	968 shares		13,051
	VANGUARD WELLINGTON FUND INVESTORS	1,379 shares		41,845
	VANGUARD WINDSOR II PORTFOLIO	1,758 shares		55,077
	VENTAS INC	332 shares		10,619
	WASATCH CORE GROWTH FUND	296 shares		12,055
	WASATCH HERITAGE GROWTH FUND	464 shares		5,262
	WEINGARTEN REALTY INVESTORS	44 shares		1,673
	WEITZ VALUE PORTFOLIO	369 shares		13,079
	WELLS FARGO ADVANTAGE	273 shares		3,177
	WELLS FARGO ADVANTAGE OPPORTUNITY INVESTORS	770 shares		34,549
	WESTCORE MID CAP VALUE FUND	1,112 shares		20,666
	WESTCORE PLUS BOND FUND	11,370 shares		119,383
	WESTPORT FUNDS CLASS R	367 shares		6,933
	WHITE OAK GROWTH STOCK	1,400 shares		45,235
	WILLIAM BLAIR EMERGING MARKET CLASS N	357 shares		5,065
	WILLIAM BLAIR INTERNATIONAL GROWTH FUND	984 shares		24,808
	WILLIAMS COAL SEAM GAS ROYALTY TRUST	673 shares		11,696
	WINSLOW GREEN GROWTH FUND	2,223 shares		39,168
	WOMENS EQUITY FUND	660 shares		13,615

	TOTAL MUTUAL FUNDS			20,018,013

	PARTNERSHIPS:
	ENERGY TRANSFER PARTNERS	400 shares		13,696
	KINDER MORGAN ENERGY PARTNERS LP	650 shares		31,085
	MAGELLAN MIDSTREAM PARTNERS	800 shares		25,784
	VALERO LP	793 shares		41,026

	TOTAL PARTNERSHIPS			111,591

	EMPLOYER STOCK:
*	PHELPS DODGE	685,837 shares		98,413,121

	PARTICIPANT LOANS:
*	LOANS TO VARIOUS PARTICIPANTS	6% - 11.5%
		Maturing through 2021		26,095,861

	OTHER ASSETS:
	INVESTMENT IN MASTER TRUST			542,676,705

	TOTAL ASSETS HELD FOR INVESTMENT			701,081,060

*	This is a related party, a party-in-interest for which a statutory exemption exists.

**	All investments are participant directed; therefore, disclosure of cost is not required.
See Report of Independent Registered Public Accounting Firm.

Index to Exhibits
23	Consent of PricewaterhouseCoopers LLP.